[JELD-WEN HOLDING, INC. LETTERHEAD]

November 16, 2016

VIA EDGAR AND COURIER

Jay Ingram

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 13, 2016
File No. 333-211761

Dear Mr. Ingram:

This letter sets forth the response of JELD-WEN Holding, Inc. (the “Company”) to the comment letter, dated September 23, 2016, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 of the Company filed on September 13, 2016 (the “Registration Statement”). This letter is being filed today with Amendment No. 3 to the Registration Statement (“Amendment No. 3”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement.

General

1.	It appears from your disclosure in footnote (2) to the Summary Consolidated Financial Data table that you intend to include pro forma EPS in the notes to the financial statements to reflect the share recapitalization. Please also consider including pro forma EPS on the face of the historical financial statements in addition to historical EPS as the share recapitalization will likely result in a material change to your capital structure. The pro forma EPS information should be presented for the most recent fiscal year and the most recent interim period. This applies to all portions of the filing where pro forma EPS information is provided.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that future amendments will include historical and pro forma EPS on the face of our historical financial statements, and in other relevant portions of the Registration Statement. We will provide pro forma EPS information for the most recent fiscal year and the most recent interim period included in the registration statement at the time of effectiveness.

Certain Relationships and Related Party Transactions, Page 141

2.	We note from your disclosure on page 143 that in August 2016, you paid an aggregate of $23.7 million in cash to Onex and other investors to settle all existing claims under the provision of the stock purchase agreements. Please provide more insight into the nature of these claims and how the settlement is accounted for. In addition, please tell us what consideration you gave to including disclosure related to this settlement in the subsequent events footnote.

Response:

As disclosed on page 145 of Amendment No. 3, in connection with their initial investment in us, Onex and other investors party to the stock purchase agreements required us to indemnify them from losses related to several potentially significant items. These items included, among others, losses resulting from certain litigation matters, certain contractual obligations and the ownership, operation or disposition of certain “non-core” businesses.

We accounted for the settlement as a return of proceeds from the initial investment by Onex and the other investors.

We have revised the disclosure on page 145 of Amendment No. 3 to clarify that we entered into the settlement agreement in June 2016 and made the payment thereunder in August 2016. Amendment No. 3 provides for interim financials for the three and nine

Securities and Exchange Commission

November 16, 2016

months ended September 24, 2016, and includes the applicable disclosure within the accounting period during which the settlement agreement occurred.

Notes to Financial Statements

Note 19 – Income Taxes, Page F-29

3.	We note your response to comment 5 in our letter dated August 10, 2016 and your revised disclosure on page 75. Please help us understand how the application of the exception provided in ASC 740-20-45-7 is reflected in your tax rate reconciliation table on page F-30.

Response:

As disclosed on page 75 of Amendment No. 3, our reduction of pension liabilities (income) was recorded as a gain of approximately $88.0 million in other comprehensive income. Under the exception provided in ASC 740-20-45-7, this gain is recorded as a component of the tax provision for continuing operations, thereby reducing our effective tax rate for the year ended December 31, 2013 by $34.1 million. This is reflected as a component of the “Valuation Allowance” line of the rate reconciliation on page F-30 of Amendment No. 3. If the gain had not been included as a component of the tax provision for continuing operations (and we had been liable for additional taxes), the “Valuation Allowance” would have been $34.1 million greater than previously reported for the year ended December 31, 2013.

4.	Please expand your disclosure to provide more insight into the facts and circumstances that caused management to change existing valuation allowances by $(24) million and $71 million in 2015 and 2014, respectively.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised our disclosure (which can be found on pages F-31 and F-32 of Amendment No. 3) to comply with the Staff’s request.

Note 10 – Income Taxes, Page F-80

5.	We note that you released a $30.0 million valuation allowance in the UK during the second quarter of 2016 due to improved profitability in Europe. Please provide an analysis of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets, including the magnitude and duration of profitability in the UK.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we considered both positive and negative factors in reaching our conclusion on the realizability of our deferred tax assets in the UK.

Our deferred tax assets in the UK were primarily net operating losses. In assessing the realizability of our net operating losses, we looked primarily to the cumulative profitability of our UK subsidiary over the past twelve quarters and our forward looking expectations with respect to the profitability of our UK subsidiary. As of the end of the second quarter of 2016, our UK subsidiary had achieved a cumulative profit over the past twelve quarters. In 2015, as more fully described in item number 13 of the letter of our counsel dated August 1, 2016, we moved to a principal structure in Europe as part of a change in our transfer pricing model with our UK subsidiary being the principal for our European operation. This change in model provided us with reasonable assurance that, absent an economic collapse of the European market, our UK subsidiary would be profitable into the foreseeable future. In addition, the UK allows for an unlimited carryforward period for net operating losses and other deferred tax assets providing us with additional comfort with respect to the realizability of our deferred tax assets in the UK.

Other positive factors included:

•	Capitalization of intercompany debt reducing the UK entity’s interest expense and strengthening its shareholder’s equity; and
•	No uncertain tax positions in the UK.

We included negative factors in our analysis as well. The historical results of our UK operations had shown an accumulated loss prior to the change in our transfer pricing model. Given the fact that the change in our transfer pricing model impacted the profitability evaluation of our UK operations, we believed it prudent to evaluate the actual results of the change in our transfer pricing model prior to removing the valuation allowance. We considered the economic uncertainly in Europe and the UK associated with the Brexit vote in the UK in our analysis and conclusion on the appropriate time to release the valuation allowance.

Based upon our analysis, we concluded that we now anticipate realization of certain deferred tax assets, a valuation allowance is no longer required under ASC 740 with respect to those deferred tax assets, and we released the allowance in our second quarter of 2016.

Securities and Exchange Commission

November 16, 2016

If you have any questions, please feel free to contact Laura Doerre at (704) 378-5810 or Daniel Bursky at (212) 859-8428. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ L. Brooks Mallard

L. Brooks Mallard

cc:	SiSi Cheng (Securities and Exchange Commission)
Melissa Rocha (Securities and Exchange Commission)
Frank Pigott (Securities and Exchange Commission)
Laura Doerre (JELD-WEN Holding, Inc.)
Daniel Bursky (Fried, Frank, Harris, Shriver & Jacobson LLP)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)